FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of May 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

ORBITAL
ENGINE CORPORATION LIMITED
A.C.N. 009 344 058

1 WHIPPLE STREET
BALCATTA WA 6021
AUSTRALIA
TELEPHONE: +61 8 9441 2311
FACSIMILE: +61 8 9441 2133
http://www.orbeng.com

ASX ANNOUNCEMENT: 21 May, 2002
FOR IMMEDIATE RELEASE

ASX Code: OEC
NYSE Code: OE
Berlin Code: ORE
Frankfurt Code: OREA

COST INITIATIVES AND RESTRUCTURE

PERTH, AUSTRALIA. Orbital Engine Corporation Limited today announced that it is currently consulting with employees in relation to a major restructuring which would see further staff reduction measures, as had been foreshadowed in previous public announcements.

The restructuring is designed to achieve efficiencies for the Company and is expected to incur a one-off cost of not more than $2.5m. The reduction in staff costs, together with other cost saving initiatives, is expected to achieve annual savings of about $4m.

The one-off cost was not included in the Company's previously forecast second half loss of between $5m and $7m, excluding licence fees. The Company confirms that the underlying trading position has not changed.

At the conclusion of the consultation process, expected within the week, the Company will provide full details of the restructure.

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine, recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges.

CONTACTS:

Email – info@orbeng.com.au
Australia: Peter Cook
Tel: +61 8 9441 2311

Website – www.orbeng.com.au
United States: Ms Roberta Saling
Tel: +1 517 423 6623

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 21 May 2002

By: ____________________

Name:John Abbott

Title Company Secretary